UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Braemar Hotels & Resorts Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
10482B101
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 10482B101

1	NAME OF REPORTING PERSON Forward Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 94-3310130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,156,021
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,156,021
	8	SHARED DISPOSITIVE POWER
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,156,021
(Represents 873,920 shares of the Issuer's Series B Convertible Preferred Shares on an as-converted basis. The conversion ratio is 1.322:1. As of the filing date, the Filer does not own any common shares.)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 10482B101

1	NAME OF REPORTING PERSON Salient Select Income Fund I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 31-176322
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,122,819
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,122,819
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,819
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON IV

CUSIP No.: 10482B101
ITEM 1(a).	NAME OF ISSUER: Braemar Hotels & Resorts Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 14185 Dallas Parkway, Suite 1100 Dallas, TX 75254
ITEM 2(a).	NAME OF PERSON FILING: Forward Management, LLC Salient Select Income Fund
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 345 California Street, Suite 1600 San Francisco, CA 94104
ITEM 2(c).	CITIZENSHIP: Delaware Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: 10482B101
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [X]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
1,156,021
(Represents 873,920 shares of the Issuer's Series B Convertible Preferred Shares on an as-converted basis. The conversion ratio is 1.322:1. As of the filing date, the Filer does not own any common shares.)
(b) Percent of class:
3.4%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Forward Management, LLC - 1,156,021 Salient Select Income Fund - 1,122,819
(ii) shared power to vote or to direct the vote:

(iii) sole power to dispose or direct the disposition of:
Forward Management, LLC - 1,156,021 Salient Select Income Fund - 1,122,819
(iv) shared power to dispose or to direct the disposition of:

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 10482B101
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 15 2019	Forward Management, LLC By: /s/ Paul A. Bachtold Name: Paul A. Bachtold Title: Chief Compliance Officer
January 15 2019	Salient Select Income Fund By: /s/ Paul A. Bachtold Name: Paul A. Bachtold Title: Chief Compliance Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 10482B101
Joint Filing Agreement Pursuant to Rule 13d-1
This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the Act) by and among the parties listed below, each referenced to herein as a Joint Filer. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: February 10, 2011

Forward Management, LLC

By: /s/ Robert S. Naka
Name: Robert S. Naka
Title: Senior Vice President, Operations

Forward Select Income Fund

By: /s/ Judith M. Rosenberg
Name: Judith M. Rosenberg
Title: Chief Compliance Officer